June 7, 2017

VIA EDGAR

Craig D. Wilson, Sr. Asst. Chief Accountant

Frank Knapp, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed on April 13, 2017 (File No. 001-33853)

Dear Mr. Wilson and Mr. Knapp:

The Company has received the letter dated May 30, 2017 from the staff of the Securities and Exchange Commission (the “Letter”) regarding the 2016 Form 20-F filed by the Company on April 13, 2017 (the “2016 20-F”). In order to prepare a thorough response letter, the Company would like to request an extension to the deadline for responding to the Letter. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than June 27, 2017.

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Xiaofan Wang
Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

Cc:     James Jianzhang Liang, Executive Chairman, Ctrip.com International, Ltd.

Min Fan, Vice Chairman and President, Ctrip.com International, Ltd.

Jane Jie Sun, Chief Executive Officer, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP